UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 22, 2012

Commission File Number 1-14846

<u>AngloGold Ashanti Limited</u>
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
<u>South Africa</u>
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes <u> </u>   **No <u>X</u>**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes <u> </u>   **No <u>X</u>**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes <u> </u>   **No <u>X</u>**

Enclosure: Press release   **ANGLOGOLD ASHANTI ULTIMATUM TO WORKERS ON UNPROTECTED STRIKE**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

22 October 2012

AngloGold Ashanti Ultimatum to Workers on Unprotected Strike

(Johannesburg – Press Release) –AngloGold Ashanti has done its utmost over the past month to work towards a mutually agreeable solution to the unprotected strike at the company's Vaal River and West Wits operating units. The strike has cost approximately 32,000oz a week in lost production.

The company has engaged with striking workers in a respectful and honest way throughout this period, despite the fact that the work stoppage is unprocedural and unprotected. AngloGold Ashanti has continued to seek dialogue and compromise, including the offer of a fair and reasonable salary package improvement through the established bargaining system agreed between elected representatives of organised labour and South Africa's major gold producers, and facilitated by the Chamber of Mines.

The action has been conducted largely in a peaceful manner on AngloGold Ashanti's mines, with minimal injury to people and damage to property. Nonetheless, AngloGold Ashanti's management remains concerned about the level of intimidation which appears to be prevalent during the recent illegal strike actions.

It is gratifying to note that initial indications are that employees have begun returning at the Kopanang and Great Noligwa operations and metallurgical plants in the Vaal River region.

However, employees at the balance of the operations appear to have rebuffed these efforts at resolution. Meanwhile, conditions of the ore bodies and underground infrastructure across these ultra-deep operations have continued to deteriorate, raising the risk that portions of these mines will be sterilised and jobs permanently lost. The point has now been reached where further steps must be taken to try break the deadlock and encourage a rapid return to normal operations.

As such, AngloGold Ashanti is today issuing a final call for all workers to return to work by 12h00 on Wednesday, 24 October 2012. Those who return to work by this time will receive the improved wage offer which has been communicated to all members of the workforce directly by AngloGold Ashanti and separately by elected union representatives.

Those who do not present themselves for work by 12h00 on Wednesday 24 October will be dismissed.

"Failure to return to work, in order that we resume normal operations, will result in the issue of notices of dismissal to any and all employees who have not complied with the ultimatum," Chief Executive Officer Mark Cutifani said. "It is regretful that matters have reached this stage, with job losses now being threatened and livelihoods for thousands of families being placed at risk."

Conference Call

AngloGold Ashanti will host a conference call to provide an update on the strike activity at 4pm today, Monday 22 October, at 4pm, Johannesburg time. (10am EST, 3pm BST). Please see details below:

South Africa (Toll-Free)	0 800 200 648
South Africa - Johannesburg	011 535 3600
South Africa - Johannesburg Alternate	010 201 6616
UK (Toll-Free)	0808 162 4061
UK Alternative (Toll-Free)	0 800 917 7042
Canada (Toll-Free)	1 866 605 3852
USA (Toll)	412 858 4600
USA (Toll-Free)	1 800 860 2442

ENDS

About AngloGold Ashanti's South African Operations

AngloGold Ashanti's South Africa operations accounted for approximately 32% of total group production during the first half of the year. Approximately 35,000 people are employed across AngloGold Ashanti's South African operations. This figure is inclusive of contractors and those working on two major capital projects under way at the Moab Khotsong and Mponeng mines.

AngloGold Ashanti is a member of the gold industry's collective wage bargaining unit at the Chamber of Mines and as such is committed to addressing demands regarding pay and other substantive issues through this framework. At present, the gold industry is in the second year of a two-year wage agreement with the latest increases, ranging from 8% to 10%, awarded to the workforce in July, under the agreement reached in 2011. A similar increase was awarded last year. South Africa's annual Consumer Price Inflation is currently 5% in August.

SPONSOR: UBS South Africa (Pty) Limited

ENDS

Contacts

Media

Alan Fine   +27-11 637- 6383 / +27 (0) 83 250 0757   afine@anglogoldashanti.com
Chris Nthite   +27 (0) 11 637 6388/+27 (0) 83 301 2481   cnthite@anglogoldashanti.com
Stewart Bailey   +1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021   sbailey@anglogoldashanti.com
General inquiries   +27 11 637 6031   media@anglogoldashanti.com

Investors
Stewart Bailey   +1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021   sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada) +1 (212) 858 7702 / +1 646 379 2555   sbrockman@anglogoldashanti.com
Mike Bedford (UK & Europe)   +44 779 497 7881 / +44 1225 93 8483   mbedford@anglogoldashanti.com
General inquiries   +27 11 637 6059   investors@anglogoldashanti.com

Consequently, stakeholders are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today's date or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: October 22, 2012

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: Group General Counsel and Company Secretary